Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

May 11, 2023

CONFIDENTIAL

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:          Jennie Beysolow

    Jennifer López-Molina

    Division of Corporation Finance

    Office of Trade & Services

Savers Value Village, Inc.

Registration Statement on Form S-1

Submitted March 30, 2023

File No. 333-261850

Ladies and Gentlemen:

On behalf of our client, Savers Value Village, Inc., a Delaware corporation (the “Company”), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated April 20, 2023 (the “Comment Letter”) relating to the above-referenced Registration Statement. The Company has also revised the Registration Statement in response to the Staff’s comments, and, concurrently with delivery of this letter, filed with the Securities and Exchange Commission (the “Commission”) Amendment No. 8 to the Registration Statement (the “Registration Statement”) which reflects these revisions and generally updates certain information in the Registration Statement.

To assist your review, set forth below in bold are the comments of the Staff contained in the Comment Letter and immediately below each comment is the response of the Company with respect thereto or a statement identifying the location in the Registration Statement of the requested disclosure or revised disclosure. Please note that all references to page numbers in our responses refer to the page numbers of the above-referenced Registration Statement. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Registration Statement.

United States Securities and Exchange Commission

May 11, 2023

The Company has asked us to convey the following as its responses to the Staff:

Amendment No. 7 to Registration Statement on Form S-1

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 91

1.	Please analyze changes in income tax expense from period to period.

Response to Comment 1

The Company respectfully acknowledges the Staff’s comment and in response has revised its disclosure on pages 99, 105 and 110 of the Registration Statement.

Comparison of fiscal year 2022 and fiscal year 2021

Cost of merchandise sold, exclusive of depreciation and amortization, page 92

2.

You state the increase in cost of merchandise sold per pound processed resulted in part due to a shift in supply mix from hard goods toward soft goods. Please explain the relative impact of these components on your cost of merchandise sold per pound.

Response to Comment 2

The Company respectfully acknowledges the Staff’s comment and informs the Staff that it has removed the reference to supply mix and has revised its disclosure on page 101 of the Registration Statement filed on May 11, 2023. While the change in supply mix did impact the cost of merchandise sold per pound processed, the change did not materially affect our results of operations during the year ended December 31, 2022. The Company further notes that substantially all of the change in the cost of merchandise sold per pound processed (in excess of 90%) resulted from the absence of wage subsidies received by us in fiscal year 2022 as compared to fiscal year 2021, the increase in hourly wages paid to our team members, and a decrease in the percentage of inventory received from OSDs.

Notes to Consolidated Financial Statements

Note 15. Income Taxes, page F-30

3.

Please explain to us and disclose as appropriate the relationship between the current foreign tax amounts in each year to income/loss before income taxes for foreign operations for the corresponding year shown in the tables on page F-30.

Response to Comment 3

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the relationship between current foreign tax amounts and income (loss) before income taxes (“pretax income”) for foreign operations is primarily a result of differences between pretax income and taxable income (loss) for our Canadian business. Current foreign tax amounts were further impacted by the Canada Revenue Agency Settlement in fiscal year 2020. The Company has revised its disclosure on page F-32 to further describe this relationship.

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United States Securities and Exchange Commission

May 11, 2023

If the Staff has any questions concerning this response letter or requires further information, please do not hesitate to contact the undersigned at (212) 373-3445 or John C. Kennedy at (212) 373-3025.

Very truly yours,

/s/ Christodoulos Kaoutzanis
Christodoulos Kaoutzanis

cc:	Securities and Exchange Commission Ta Tanisha Meadows Doug Jones Savers Value Village, Inc.
Mark Walsh Jay Stasz Richard Medway, Esq. Latham & Watkins LLP Marc D. Jaffe, Esq. Gregory P. Rodgers, Esq. Brittany D. Ruiz, Esq.

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